Beyond Commerce, Inc.
9029 South Pecos, Suite 2800
Henderson, NV 89074

January 15, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Maryse Mills-Apenteng, Special Counsel

Re:	Beyond Commerce, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed December 19, 2009 (File No. 333-161461)

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as  set  forth  in  a  comment  letter  dated January 4, 2010 relating to the above-referenced registration statement of Beyond Commerce, Inc. (“Beyond Commerce” or the "Company")  The answers set forth herein refer to each of the Staff’s comments by number.

Description of Our Business, page 16

1.                      We note your response to prior comment 7 but also note that you continue to state that Boomj.com “has over 600 visits from members in the past 30 days” (emphasis added). Please clarify the specific 30-day period to which you refer. In this regard, we note that this statement appears in amendments to the registration statement filed in both October and December 2009 so the meaning of the “past 30 days” is unclear.

Response:

The statement that Boomj.com “has over 600 visits from members in the past 30 days” has been removed from the registration statement.

Executive Compensation, page 31

2.                      Please revise your disclosure to reflect the executive compensation for 2009. If bonus or other amounts for 2009 have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. When determined, the bonus or other amount must be disclosed in a filing under Item 5.02(f) of Item 8-K. Refer to Regulation S-K Compliance & Disclosure Interpretation 217.11 available on our website.

Response:

The registration statement has been revised to disclose executive compensation for 2009 in accordance with the Staff’s comment.

Very Truly Yours,

By:	/s/ Mark Noffke
Mark Noffke Chief Financial Officer